Department of
Finance

Third Quarter Report
2014-2015

Hon. Roger Melanson

Minister of Finance

February 2015

2014-2015 Third Quarter Report

Published by:
Department of Finance
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

February 2015

Translation:
Translation Bureau, Government Services

ISBN 978-1-4605-0498-7

Think Recycling!

2014 Economic Update

●      The International Monetary Fund (IMF) is forecasting global economic growth of 3.3 per cent in 2014. This is unchanged from its forecast in the fall edition of its World Economic Outlook, but down from their original forecast.

●      U.S. real GDP increased at an annual rate of 5.0 per cent in the third quarter of 2014, building on the gain of 4.6 per cent in the second quarter. Weakness in Q1 has now largely been offset, and growth is back on par with beginning-of-the-year expectations. The IMF is projecting growth of 2.4 per cent for 2014.

●      As of third quarter, Canadian real GDP is up 2.6 per cent over prior year levels. The slowing in global economic growth has delayed the expected pickup in exports and business investment.

●      The Department of Finance projects real GDP growth of 1.1 per cent for 2014. This compares to the consensus among private sector forecasters of 1.0 per cent for 2014.

●      Employment declined by 0.2 per cent in 2014 – the fifth decline in six years. Gains in full- time employment (+0.2%) were not sufficient to offset the decline in part-time employment (-2.1%). Minimal growth was observed in the services- producing sector (+0.3%), while an overall decline was observed in the goods-producing sector (-2.1%).

●      Exports (-9.6%) and manufacturing (-6.3%) were impacted by maintenance activity at the Saint John Refinery, as well as by a sharp decline in the price of refined oil products.

●      Average weekly earnings are up 3.0 per cent on a year-to-date basis - above the national growth rate of 2.7 per cent.

●      Consumer spending continues to show improvement, with retail trade up 3.6 per cent on a year-to-date basis.

●     Consumer inflation in the province averaged 1.5 per cent for 2014 - below the national growth rate of 2.0 per cent.

2014-2015 Fiscal Update

Based on third quarter information, there is a projected deficit of $255.4 million for 2014- 2015. This is an improvement of $135.7 million compared to the budget deficit of $391.1 million. The improvement is mainly due to $155.5 million in one-time or extraordinary revenue that will not recur.

Net debt is projected to increase $377.1 million year-over-year, a decrease of $153.6 million from the budget estimate of $530.7 million.

Revenue:

Revenue is $218.3 million higher than budget, including $155.5 million in one-time revenue that will not recur. The major variances include:

•	Harmonized Sales Tax is projected to increase $93.3 million from budget due to positive prior-year adjustments including increases to the national revenue pool, on which HST payments are based.

•
Conditional Grants are up $61.1 million mainly due to federal recoveries for Disaster Financial Assistance and one-time funding for New Brunswick related to joining the Cooperative Capital Markets Regulatory System.

•
Return on Investment is up $39.3 million primarily as a result of higher projected net income for NB Power. NB Power’s net income increased mainly due to the transition to a shared risk pension plan and investment gains on funds invested for future nuclear decommissioning and used fuel management. This was partially offset by costs related to post-tropical storm Arthur and a longer than expected planned maintenance outage at the Point Lepreau Nuclear Station.

•	Metallic Minerals Tax revenue is higher by $16.9 million due to tax audits.

•	Special Operating Agency revenue is up $16.4 million mostly due to the new Canada/New Brunswick Federal Gas Tax Fund.

•	Personal Income Tax is higher by $12.0 million attributable to an anticipated positive prior- year adjustment related to the 2013 taxation year.

•
Provincial Real Property Tax revenue is anticipated to be lower by $15.3 million due to changes in the assessment base, partially offset by the impact of the provincial property tax for New Brunswick businesses returning to the 2012 rate, effective for the 2015 taxation year.

•	Corporate Income Tax is lower by $13.1 million attributable to an anticipated negative prior-year adjustment related to the 2013 taxation year.

•	Tobacco Tax is down an estimated $10.7 million as a result of lower sales.

Expense:

Total expenses are projected to be $82.5 million higher than budget. It should be noted, however, that there are more than $60 million of increased expenses which are fully offset by additional revenues.

The major variances include the following:

•
Education and Early Childhood Development ($32.7 million over): Mainly due to a projected over-expenditure in the Elementary and Secondary Education program as a result of planned improvement and reduction initiatives not being implemented.

•	General Government ($6.0 million under): Primarily due to lower than budgeted provision for losses, partially offset by increased expenditures by consolidated entities.

•	Health ($34.1 million under): Mainly due to projected under-expenditures in pharmaceutical programs. This is partially offset by a projected over-expenditure in the Medicare program.

•	Invest NB ($9.1 million under): Lower than anticipated demand under the Strategic Assistance Program.

•
Public Safety ($28.4 million over): Primarily due to Disaster Financial Assistance funding in relation to the spring 2014 flooding and post-tropical storm Arthur. This is partially offset by additional federal revenue.

•
Social Development ($5.0 million over): Due to lower than anticipated social assistance caseload decline, implementation delays in achieving efficiencies, and higher than anticipated funding for nursing homes. This is partially offset by a projected under- expenditure related to delays in the Affordable Rental Housing Program.

•
Transportation and Infrastructure ($8.7 million over): Primarily due to various cost pressures including Winter Maintenance and increased repairs required under the Summer Maintenance program due to the difficult winter in the prior year.

•
Capital Account expense ($27.9 million over): Higher than budgeted capital work to be expensed rather than amortized, including significant weather-related events such as the spring 2014 flooding and post-tropical storm Arthur.

•
Special Operating Agencies ($14.7 million over): Projected increased expenditures in various Special Operating Agencies, including the new Canada / New Brunswick Federal Gas Tax Fund. These are fully offset by increased revenue and therefore have no impact on the deficit.

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT
Thousands
$

	Year Ending March 31			Variance
	2015	2015	2015	from
	Estimate	2nd Quarter	3rd Quarter	Estimate
Revenue
Ordinary Account	7,677,344	7,741,152	7,876,890	199,546
Capital Account	56,311	55,235	54,927	(1,384)
Special Purpose Account	62,007	61,791	65,711	3,704
Special Operating Agencies (net)	44,727	60,705	61,162	16,435
Sinking Fund Earnings	195,700	195,700	195,700	0
Total Revenue	8,036,089	8,114,583	8,254,390	218,301

Expense
Ordinary Account	7,894,060	7,947,787	7,930,553	36,493
Capital Account	41,926	48,144	69,829	27,903
Special Purpose Account	69,656	70,235	70,373	717
Special Operating Agencies (net)	32,448	34,917	47,150	14,702
Amortization of Tangible Capital Assets	389,124	390,670	391,837	2,713
Total Expense	8,427,214	8,491,753	8,509,742	82,528

Surplus (Deficit)	(391,125)	(377,170)	(255,352)	135,773

COMPARATIVE STATEMENT OF ORDINARY ACCOUNT REVENUE BY SOURCE
Thousands
$

	Year Ending March 31			Variance
	2015	2015	2015	from
	Estimate	2nd Quarter	3rd Quarter	Estimate
Taxes
Personal Income Tax	1,508,000	1,508,000	1,520,000	12,000
Corporate Income Tax	251,000	240,200	237,900	(13,100)
Metallic Minerals Tax	0	6,300	16,866	16,866
Provincial Real Property Tax	481,300	460,000	466,000	(15,300)
Harmonized Sales Tax	1,146,500	1,135,100	1,239,800	93,300
Gasoline and Motive Fuels Tax	240,000	240,000	240,000	0
Tobacco Tax	150,700	141,500	140,000	(10,700)
Pari-Mutuel Tax	600	600	600	0
Insurance Premium Tax	47,205	51,954	51,954	4,749
Real Property Transfer Tax	13,000	12,000	12,000	(1,000)
Large Corporation Capital Tax	0	0	1,300	1,300
Financial Corporation Capital Tax	27,000	27,000	27,000	0
Sub-total: Taxes	3,865,305	3,822,654	3,953,420	88,115

Return on Investment	253,994	282,933	293,343	39,349
Licences and Permits	138,843	138,390	138,469	(374)
Sale of Goods and Services	291,607	288,397	296,041	4,434
Lottery and Gaming Revenues	145,730	147,227	141,213	(4,517)
Royalties	94,255	98,655	92,980	(1,275)
Fines and Penalties	8,164	8,070	8,088	(76)
Miscellaneous	48,315	53,261	57,143	8,828

TOTAL: OWN SOURCE REVENUE	4,846,213	4,839,587	4,980,697	134,484

Unconditional Grants – Canada
Fiscal Equalization Payments	1,665,950	1,665,950	1,665,950	0
Canada Health Transfer	682,400	686,700	686,700	4,300
Canada Social Transfer	267,500	267,500	267,200	(300)
Wait Times Reduction Transfer	0	0	0	0
Other	1,866	1,866	1,866	0
Sub-total: Unconditional Grants – Canada	2,617,716	2,622,016	2,621,716	4,000

Conditional Grants – Canada	213,415	279,549	274,477	61,062

TOTAL: GRANTS FROM CANADA	2,831,131	2,901,565	2,896,193	65,062

TOTAL: GROSS ORDINARY REVENUE	7,677,344	7,741,152	7,876,890	199,546

COMPARATIVE STATEMENT OF ORDINARY ACCOUNT EXPENSE
Thousands
$

	Year Ending March 31
	2015	2015	2015	Variance
DEPARTMENT	Estimate	2nd Quarter	3rd Quarter	from Estimate
					$	%
Agriculture, Aquaculture and Fisheries	36,564	37,564	36,484	(80)		-0.2%
Economic Development	98,039	98,039	113,389	15,350		15.7%
Education and Early Childhood Development	1,085,771	1,123,432	1,118,457	32,686		3.0%
Efficiency New Brunswick	8,699	11,699	12,199	3,500		40.2%
Energy and Mines	9,130	9,130	8,630	(500)		-5.5%
Environment and Local Government	136,903	136,001	136,853	(50)		0.0%
Executive Council Office	17,247	17,247	17,097	(150)		-0.9%
Finance	17,967	17,917	17,567	(400)		-2.2%
General Government	801,776	794,491	795,803	(5,973)		-0.7%
Government Services	54,961	59,010	59,010	4,049		7.4%
Health	2,588,308	2,559,464	2,554,230	(34,078)		-1.3%
Healthy and Inclusive Communities	18,537	18,037	17,837	(700)		-3.8%
Human Resources	3,514	3,489	3,464	(50)		-1.4%
Invest NB	17,638	17,638	8,513	(9,125)		-51.7%
Justice	42,699	42,619	42,449	(250)		-0.6%
Legislative Assembly	30,001	31,921	31,260	1,259		4.2%
Natural Resources	101,096	102,096	100,596	(500)		-0.5%
Office of the Attorney General	18,178	18,558	18,378	200		1.1%
Office of the Premier	1,628	1,628	1,628	0		0.0%
Post-Secondary Education, Training and Labour	593,812	595,755	596,266	2,454		0.4%
Public Safety	145,468	173,710	173,865	28,397		19.5%
Service of the Public Debt	685,000	685,000	680,000	(5,000)		-0.7%
Social Development	1,092,059	1,100,359	1,097,089	5,030		0.5%
Tourism, Heritage and Culture	41,218	41,053	41,113	(105)		-0.3%
Transportation and Infrastructure	273,447	283,072	282,141	8,694		3.2%

Subtotal	7,919,660	7,978,929	7,964,318	44,658		0.6%

Tangible Capital Assets and Interaccount
Transactions	(25,600)	(31,142)	(33,765)	(8,165)		31.9%

ORDINARY ACCOUNT EXPENSE	7,894,060	7,947,787	7,930,553	36,493		0.5%

COMPARATIVE STATEMENT OF CHANGE IN NET DEBT
Thousands
$

	Year Ending March 31			Variance
	2015	2015	2015	from
	Estimate	2nd Quarter	3rd Quarter	Estimate
Surplus (Deficit)	(391,125)	(377,170)	(255,352)	135,773
Acquisition of Tangible Capital Assets	(528,705)	(525,929)	(513,591)	15,114
Amortization of Tangible Capital Assets	389,124	390,670	391,837	2,713

(Increase) Decrease in Net Debt	(530,706)	(512,429)	(377,106)	153,600